EXHIBIT 99.1

Brookfield Infrastructure Acquires Indian Telecom Towers

BROOKFIELD, News, Dec. 16, 2019 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (TSX: BIP.UN; NYSE: BIP) (“Brookfield Infrastructure”), alongside its institutional partners, is pleased to announce that it has entered into binding agreements to acquire a 100% stake in a telecom tower company in India from Reliance Industrial Investments and Holdings Limited (“RIIHL”), a wholly-owned subsidiary of Reliance Industries Limited (“RIL”). The total equity requirement is $3.7 billion, of which Brookfield Infrastructure will invest approximately $375 million, with the balance being funded by its institutional partners.

Brookfield Infrastructure is acquiring a portfolio of approximately 130,000 communication towers that forms the infrastructure backbone of Reliance Jio’s (“Jio”) telecom business. These are recently constructed assets that are strategically located for pan-India 4G coverage. These towers are well-positioned from a competitive perspective as they are largely connected by fiber backhaul, which provides a unique platform to capitalize on the rollout of 5G and future technologies. Jio is an anchor tenant of the tower portfolio under a 30-year Master Services Agreement, providing a secure source of revenues for the tower company.

“This is a unique opportunity to invest in a large-scale, high-quality telecom business and participate in India’s high-growth data industry,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “This is an attractive business that offers downside protection with meaningful upside by co-locating equipment from other Mobile Network Operators on the towers, which to-date, have only carried Jio equipment. Further growth is anticipated through a tower build-out program, which is expected to bring the portfolio to approximately 175,000 towers.”

“We are pleased to be continuing our relationship with Reliance, following our successful Indian gas pipeline investment completed earlier this year,” said Anuj Ranjan, Managing Partner and Head of India and the Middle East for Brookfield. “Leveraging the strength of our partnership with Reliance, combined with the depth of Brookfield Infrastructure’s operating expertise, makes us well-positioned to execute on future growth for the business.”

Closing of the transaction is subject to certain regulatory approvals.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $500 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at https://bip.brookfield.com and investors are encouraged to consult the website.

Contact information:

Media:	Investors:
Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “expected”, “intends”, “anticipated” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the likelihood and timing of successfully completing the transaction referred to in this news release and the future performance of the business including its potential for growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include the inability to complete the transaction referred to in this news release, including as a result of failure to receive the required regulatory approvals and consents in a timely manner (which cannot be assured), general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, including the products and services provided by the business that is the subject of this news release the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown and the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.